Amended Exhibit A

Dated January 1, 2025

to the

Plan of Distribution Pursuant to Rule 12b-1

of Touchstone ETF Trust, as adopted on February 17, 2022

Name of Fund	Distribution Fee[1] (%)
Touchstone Climate Transition ETF	0.25%
Touchstone Dividend Select ETF	0.25%
Touchstone Dynamic International ETF	0.25%
Touchstone International Equity ETF	0.25%
Touchstone Sands Capital Emerging Markets Ex-China Growth ETF	0.25%
Touchstone Sands Capital US Select Growth ETF	0.25%
Touchstone Securitized Income ETF	0.25%
Touchstone Strategic Income ETF	0.25%
Touchstone Ultra Short Income ETF	0.25%
Touchstone US Large Cap Focused ETF	0.25%

[1]	Expressed as an annual rate of the average daily net assets of the Fund.

This Amended Exhibit A to the Plan of Distribution Pursuant to Rule 12b-1 is signed as of the date first set forth above.

Touchstone ETF Trust

By:

Name:

Title: